Exhibit 99.2

Cerner Associate FAQ

Oracle Corporation (NYSE: ORCL) and Cerner Corporation (Nasdaq: CERN) today jointly announced an agreement for Oracle to acquire Cerner through an all-cash tender offer for $95.00 per share, or approximately $28.3 billion in equity value. Cerner is a leading provider of digital information systems used within hospitals and health systems to enable medical professionals to deliver better healthcare to individual patients and communities.

We’re sure you have many questions about today’s announcement and what it means for you.

For now, nothing changes. After the New Year we will begin preparation for the close of the transaction. Meanwhile, here are a few topics we think will be helpful for you today.

Key points

•	Cerner announced that we have reached an agreement to join Oracle.

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Working together, Cerner and Oracle have the capacity to transform healthcare delivery by providing medical professionals with better information—enabling them to make better treatment decisions resulting in better patient outcomes.

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Cerner has been a leader in helping digitize medical care, and now it’s time to realize the real promise of that work with the care delivery tools that get information to the right caregivers at the right time.

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Joining Oracle as a dedicated Industry Business Unit provides an unprecedented opportunity to accelerate our work modernizing electronic health records (EHRs), improving the caregiver experience, and enabling more connected, high-quality and efficient patient care.

•	Right now, it remains business as usual until the deal closes, which is expected in 2022, subject to certain regulatory and other closing conditions.

•	There are no immediate changes at Cerner. It is vital that we remain focused on our current plans and priorities, because caregivers and patients rely on us every day.

•	There are many things we don’t know, but we will communicate to associates when information is available.

Questions about the deal

Why is Oracle excited about the proposed acquisition of Cerner?

Together, Oracle and Cerner will transform healthcare. According to a recent study by the Mayo Clinic, physicians spend 1 to 2 hours on electronic health records (EHRs) and desk work for every hour spent in face-to-face contact with patients, as well as an additional 1 to 2 hours of personal time on EHR related activities.1 Working together, Cerner and Oracle have the capacity to address these issues and transform healthcare delivery by providing medical professionals with better information—enabling them to make better treatment decisions resulting in better patient outcomes. We believe our clients’ investments in Cerner’s solutions are also protected with this combination and will grow in value over time as we enhance our capabilities with more modern and connected technologies. With Oracle’s resources, infrastructure and cloud capabilities, Cerner is positioned to accelerate the pace of product and technology development to enable more connected, high-quality, and efficient care.

Upon closing, Cerner would become organized as a dedicated Industry Business Unit within Oracle and will be Oracle’s anchor business to expand into healthcare. Together we will improve medical care for individuals and communities around the world.

Can I talk about this acquisition with my family and friends and in social media channels?

You can talk about the acquisition with your friends and family, and refer to the public information at oracle.com/cerner. However, you are not permitted to make any speculative comments or insert your own opinions or beliefs relating to the transaction. In general, please limit your postings to social media or other channels to re-links or retweets of officially announced links and content, if any. Please be sure you comply with our Cerner Public Relations and Social Media Policy.

What are the next transaction milestones?

After today’s announcement, the deal will enter a period of regulatory review. Once that is complete and assuming that a majority of Cerner stockholders tender their shares in the tender offer, the next transaction milestone would be closing, which is expected to occur during 2022, subject to regulatory approvals and other closing conditions. This is when the deal is considered final and complete, but integration activities will continue after that.

What will the integration process look like? How long do you expect it will take?

Until the transaction closes, it will remain business as usual, and Cerner and Oracle will continue operating as separate businesses. In the new year, we expect Cerner and Oracle leadership teams to begin collaboration on integration planning activities. Rest assured we will keep you informed of any relevant updates when we can.

When do we expect the transaction to close?

The transaction is expected to close in calendar year 2022, subject to regulatory approvals and other closing conditions. The closing of the transaction is subject to receiving certain regulatory approvals and satisfying other closing conditions, including Cerner stockholders tendering a majority of Cerner’s outstanding shares in the tender offer.

When will I receive updates on the integration status and activities?

Cerner and Oracle will provide regular updates and share information as we are able. You can also expect updates from our leadership team as we work together on integration planning. Cerner will post integration updates to the SharePoint site.

Questions about Oracle

Who is Oracle and how will Cerner fit into the Oracle business?

Oracle offers integrated suites of applications plus secure, autonomous infrastructure in the Oracle Cloud. Oracle provides industry solutions that run the core operations for customers in the world’s largest industry verticals. Industries covered today include Financial Services, Telecom, Utilities, Pharmaceuticals, Hospitality, Retail, Food & Beverage, Construction & Engineering, Manufacturing and Government. Cerner will be Oracle’s anchor asset to expand into healthcare and together we will improve medical care for individuals and communities around the world.

Why should I be excited about working at Oracle?

As associates of Cerner, we will be joining a global company with 130,000 people around the world. Oracle is investing in our vision, our people and our business. We believe Oracle has the infrastructure, expertise and resources to accelerate our work and increase our impact. We expect new and exciting opportunities to be created for associates as Oracle invests in our continued growth and we become part of a larger global organization.

What about relocation or the Kansas City locations?

Oracle intends to maintain and grow Cerner’s presence in the Kansas City metropolitan area, while utilizing Oracle’s global footprint to reach new geographies faster.

Where can I find out more information about Oracle?

As we continue our integration journey together, we will provide you with opportunities to learn more about Oracle. Here are a few resources that are available to you today. At www.Oracle.com you can find a wealth of information on Oracle’s strategy, history, and products. You can watch videos covering customer success stories and Oracle Corporate Citizenship initiatives.

In https://www.oracle.com/corporate/careers/culture/who-we-are/ “Life at Oracle” section, you can learn from employees who came to Oracle from different backgrounds, locations, and experiences.

Our goal is to provide you with the most up-to-date information and to tell you about what to expect as we work towards closing. For additional questions, please contact your manager or HR team.

Questions about Cerner

How does this impact my current work? What is the plan for day-to-day operations?

Cerner will continue operating as a separate business until the transaction closes, so it is important that we continue our current work as our clients and caregivers are relying on us. Oracle believes in our mission, and they intend to grow Cerner after closing by investing in our work and our associates.

Do I still work for Cerner, or am I now an Oracle employee?

You still work for Cerner. Cerner and Oracle will continue to operate as separate businesses until the deal closes, which is expected in 2022, subject to regulatory approvals and other closing conditions. After the deal closes, Cerner will become an Industry Business Unit of Oracle. Timing will vary by location, and we’ll keep you informed of plans for integration.

Will Cerner continue to operate out of Kansas City?

Oracle is committed to maintaining and growing Cerner’s community presence, including in the Kansas City area, while utilizing Oracle’s global footprint to reach new geographies faster.

Are my compensation or benefits changing today?

No. You will continue on Cerner benefits through the close of the acquisition. Any changes will be communicated to you well in advance.

What should I do if I am asked questions from clients and partners?

You can refer to the CAE SharePoint site for client-facing material about this transaction.

Will my reporting structure change? Will our leadership team remain?

Right now, it remains business as usual until the transaction closes. Oracle greatly respects what Cerner has built and believes the value of our company includes the talent and expertise of our leaders and our associates. The leadership team is excited about joining Oracle and these details will be discussed in the course of implementation planning.

Will the Cerner brand change?

Right now, it remains business as usual until the transaction closes. No decisions have been made and Oracle recognizes the value of the Cerner name and brand.

How do I get approval for business expenses and make travel plans?

Please continue to follow Cerner’s process unless advised differently.

What should I do if I have already requested a leave or vacation?

If you have requested time off, for any reason, please continue to follow Cerner’s practices and policies.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. When used in this document, the words “can”, “will”, “expect”, “opportunity”, “promises”, “goal” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Oracle, Cerner and their respective customers are operating their businesses and the duration and extent to which the pandemic will impact Oracle’s or Cerner’s future results of operations; and the possibility that Oracle or Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Cerner.

In addition, please refer to the documents that Oracle and Cerner, respectively, file with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Oracle nor Cerner is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of Cerner. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cerner, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Oracle and its acquisition subsidiary will file tender offer materials on Schedule TO, and Cerner will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Cerner common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Cerner common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cerner at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and Cerner file annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

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